FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant's name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Grupo Graña y Montero

Consolidated Results Report
2016
January 26, 2017

Grupo Graña y Montero

Consolidated Results Report –2016

Executive Summary

✓ *The Group achieved Revenues of* ***S/. 6,055.3 MM*** *during 2016, a 22.7% decrease compared to 2015*

✓ *Gross Profit amounted to* ***S/. 639.6 MM*** *in 2016, decreasing 9% compared to 2015*

✓ *EBITDA was* ***S/. 647.6 MM*** *in 2016, lower by 16.8% than the result obtained in 2015*

✓ *Net Income reached* ***S/. 8.6 MM*** *in 2016*

✓ *Backlog amounted to* ***US$ 3,137.4 MM*** *as of 2016 and the recurrent businesses amounted to* ***US$ 692.8 MM,*** *reaching a total of* ***US$ 3,830.2 MM****, equivalent to* ***2.13x*** *the annual revenues*

CONSOLIDATED QUARTERLY REVENUES (S/. MM)

2,214
1,433
1,366
1,439
1,817
4Q 15
1Q 16
2Q 16
3Q 16
4Q 16

CONSOLIDATED QUARTERLY EBITDA (S/. MM)

301
190
188
215
60
4Q15
1Q 16
2Q 16
3Q 16
4Q 16

CONSOLIDATED QUARTERLY NET INCOME (S/. MM)

82
71
34
34
4Q15
1Q 16
2Q 16
3Q 16
4Q 16
-130

The graphs above, show the Revenues, EBITDA and Net Income by quarter since the Fourth Quarter of 2015.

REVENUES BY SEGMENT
as of 2016

Technical Services 22%
Engineering & Construction 58%
Infrastructure 14%
Real Estate 6%

EBITDA BY SEGMENT
as of 2016

Infrastructure 36%
Real Estate 22%
Technical Services 18%
Engineering & Construction 25%

NET INCOME BY SEGMENT
as of 2016

Infrastructure 55%
Real Estate 20%
Engineering & Construction 2%
Technical Services 24%

Note: *The Consolidated Results Report presents the accumulated figures as of 4Q2015 and 4Q2016. References made to "4Q2015", "4Q2016" and "Fourth Quarter" are made to the period of twelve months from January 2nd to December 31st of the corresponding year.*

Grupo
Graña y
Montero
Consolidated Results Report – 2016

Consolidated Results

Financial Results	2015	2016 without GSP effects	Var %	2016 with GSP effects	Var %	GSP Effects Soles	GSP Effects US$
Revenues	7,832,433	6,055,287	-22.7%	6,055,287	-22.7%		
GROSS PROFIT	**702,805**	**639,584**	**-9.0%**	**639,584**	**-9.0%**		
General Expenses	(413,380)	(393,414)	-4.8%	(463,974)	12.2%	(70,560)	(21,000)
Other Operational Expenses	57,381	49,607	-13.5%	49,607	-13.5%		
Other Expenses	(94)	(703)	647.9%	(703)	647.9%		
Profit from sale of investments in subsidiaries	(8,289)	30,357	-466.2%	30,357	-466.2%		
OPERATIONAL INCOME	**338,423**	**325,431**	**-3.8%**	**254,871**	**-24.7%**		
Financial Expenses	(55,844)	(115,688)	107.2%	(129,128)	131.2%	(13,440)	(4,000)
Participation in Associates	17,603	65,851	274.1%	(1,349)	-107.7%	(67,200)	(20,000)
Exchange rate difference	(82,851)	(9,147)	-89.0%	(9,147)	-89.0%		
PRETAX INCOME	**217,331**	**266,447**	**22.6%**	**115,247**	**-47.0%**		
Taxes	(75,619)	(67,105)	-11.3%	(43,585)	-42.4%	23,520	7,000
Minority Interests	(53,558)	(63,057)	17.7%	(63,057)	17.7%		
NET INCOME	**88,154**	**136,285**	**54.6%**	**8,605**	**-90.2%**	**(127,680)**	**(38,000)**
EBITDA	**778,396**	**798,819**	**2.6%**	**647,619**	**-16.8%**	**(151,200)**	**(45,000)**

Financial Ratios	2015	2016 without GSP effects	2016 with GSP effects
Gross Margin	9.0%	10.6%	10.6%
Operating Margin	4.3%	5.4%	4.2%
Net Margin	1.1%	2.3%	0.1%
EBITDA Margin	9.9%	13.2%	10.7%
Financial Debt	2,575,447		2,907,065
Financial Debt / EBITDA	3.31		4.49
ROE	2.8%	4.2%	0.3%

Balance Sheet (Thousands S/.)	2015	2016
Current Assets	5,253,563	5,842,082
Non Current Assets	3,738,248	3,688,790
Total Assets	**8,991,811**	**9,530,872**
Current Liabilities	4,092,276	4,010,476
Non Current Liabilities	1,716,489	2,395,739
Total Liabilities	**5,808,765**	**6,406,216**
Equity	2,654,556	2,600,880
Minority Interests	528,489	523,776
Total Equity	**3,183,045**	**3,124,656**
Total Liabilities and Equity	**8,991,811**	**9,530,872**

Revenues.

Revenues as of 2016 decreased 21% mainly due to lower revenues in the Engineering and Construction area, which are explained by the fewer works under execution in GYM and Vial and Vives - DSD and Morelco, as well as lower sales in Stracon GyM. On the other hand, in the Infrastructure area, revenues reduced 10% compared to 2015, mainly due to lower sales in GMP because of the lower production of barrels per day, as well as lower oil prices, and a lower sale in Survial due to a smaller amount of maintenance works on the highway. This reduction is partially offset by the increase in sales in the Real Estate area, which is explained by the sale of land in Almonte for US$ 29 MM in 2016 compared to US$ 3.6 MM in 2015, as well as by the greater number of units delivered in 2016 (938 units versus 835 units in the previous year), the increase in sales of the Services area due to the consolidation of Adexus as of August and higher revenues in CAM for the new contracts awarded in the year.

Gross Profit.

While the gross profit is reduced in line with the reduction in sales, the margin increases from 9% to 10.6% in 2016. This is a consequence of the more stable results in the Engineering and Construction area, as well as of the profits generated by the sale of land of Almonte in the Real Estate area. On the other hand, the gross profit of the Infrastructure area has been impacted by the decrease in oil prices, and the decrease of maintenance works in Survial.

Grupo Graña y Montero
Consolidated Results Report –2016

Operating Profit.

Administrative expenses increased compared to the previous year mainly due to the register of the impairment of the investment in Gasoducto Sur Peruano (GSP) for S/. 70 MM (US$ 21 MM).
The profit from sale of investments line reflects the profit from the sale of equipment in the Engineering and Construction area, the price adjustment for the purchase of Morelco, and the arbitration won by Vial and Vives - DSD of the Collahuasi project.
In addition, the income from the sale of investments line reflects the profit from the sale of the participation in TGP, which also has an impact on the income tax due to the reversal of deferred income tax.
Therefore, the operating profit goes from S/. 338 MM to S/. 254 MM keeping margins similar to those of the previous year. Aside of the effects from the cancellation of the concession, the operating profit would have reached S /. 325 MM, giving an operating margin of 5.4%.

Financial Expenses

The increase in financial expenses is mainly explained by the increase in debt due to the financing of the contribution to GSP, as well as by the accounting registration of the account receivables' discount for the amounts to be recovered from the investment in GSP for S/. 13 MM (US$ 4 MM).

The participation in associates line reflects the income generated by minority investments such as Coga, Chavimochic and Adexus (prior to consolidation). In this line the accounting profit generated by the 20% of GSP has been extorted by S/. 67 MM (US 20.0 MM)

Net income.

The loss generated by the impairment of the investment in GSP generates a positive deferred income tax of S/. 23.5 MM (US$ 7.0 MM) which impacts the net income. The net income of 2016 results in S/. 8.5 MM affected by the impacts of GSP mentioned above. Excluding these effects, net income would have been S /. 136 MM, higher than that reported the previous year.

EBITDA.

Consolidated Ebitda as of 2016 is reduced by 18% compared to 2015 because of the provision for impairment of the investment in GSP. Without this effect, Ebitda would have been 3% higher than the previous year, with a margin of 13.2% compared to a margin of 9.9% from the previous year.

Stable Cash Flows.

Regarding stable long term cash flows, during 2016, 70.3% of the consolidated EBITDA was originated from Stable Cash Flows businesses. The EBITDA generated from these businesses allows us to cover the Interest Expenses and General Expenses of the company businesses that not generate cash flows in 1.2 times.

Grupo Graña y Montero

Consolidated Results Report –2016

Consolidated Results

Backlog.

Due to the cancellation of the concession contract for the Southern Gas Pipeline Project, we have removed US$ 895 MM from the Backlog. In spite of this, the Consolidated Backlog of US$ 3,137.4 MM plus Recurrent Businesses of US$ 693 MM amount to a Total Backlog of US$ 3,830.2 MM, which represents 2.13 years of revenues for the Group.

From the total Backlog registered in 2016, US$ 1,391.1 MM will be executed during 2017, US$ 840.6 MM in 2018, and US$ 905.7 MM in 2019 and the following years. From the recurrent businesses, US$ 203.4 MM will be executed during 2017, US$ 239.5 MM in 2018 and the remainder in the following years.

Consolidated Backlog
(US$ MM)

6,000
5,000
4,000
3,000
2,000
1,000
-
4.00
3.50
3.00
2.50
2.00
1.50
1.00
4,485
4,504
4,648
4,755
3,830
1,022
960
921
894
448
470
493
530
693
1.95
2.07
2.37
2.65
2.13
3,015
3,074
3,234
3,331
3,137
4Q15
1Q16
2Q16
3Q16
4Q16
Backlog
Recurrent Businesses
Southern Gas Pipeline
Backlog + Rec. Businesses/Revenues

The recurrent businesses are the Oil and Gas segment and the Norvial toll road are businesses. For further detail of the backlog, please go to the appendix page.

Backlog by Business Segment
2015 vs. 2016

Technical Services
13%
Real Estate
2%
Infrastructure
16%
Engineering & Construction
68%
Engineering & Construction
50%
Technical Services
22%
Infrastructure
26%

Backlog by Sector
2015 vs. 2016

Others
4%
Mining Projects
1%
Transport
14%
Mining Services
26%
Real Estate
7%
Water and Sewage
3%
Electricity
9%
Oil and Gas
36%
Others
5%
Mining Projects
4%
Mining Services
21%
Transport
24%
Real Estate
9%
Water and Sewage
3%
Electricity
12%
Oil and Gas
22%

Backlog by Type of Client
2015 vs. 2016

Concessions
15%
Public
5%
Private
81%
Concessions
24%
Public
11%
Private
64%

Backlog by Geography
2015 vs. 2016

Others (Panamá, Bolivia, etc)
Chile
7%
Colombia
4%
Peru
87%
Others (Panamá, Bolivia, etc)
1%
Colombia
14%
Chile
10%
Peru
76%

Capital Expenditures.

Capital Expenditures (CAPEX) in 2016 amounted to S/. 780.6 MM (US$ 232.3 MM). The CAPEX distribution per Business Segment is as follows: Infrastructure represents 18%, Engineering and Construction represents 14%, followed by Technical Services with 8% and finally Real Estate with 6%. The remaining of investment corresponds to the contributions made to the Southern Gas Pipeline.

Grupo Graña y Montero
Consolidated Results Report –2016

Composition of Indebtedness.

Consolidated Financial Gross Debt for 2016 amounted to US$ 865.2 MM. From the total debt, US$ 380 MM correspond to working capital associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment, US$ 336.4 MM correspond to the debt of infrastructure projects and US$ 147.8 MM correspond to financing the contributions of the Southern Gas Pipepline (GSP).

The reduction in the working capital debt during 2016 was of US$ 40.6 MM due to the recovery in accounts receivables mainly in the Engineering and Construction Area. Additionally, this debt includes Adexus' debt, which is being consolidated since August.

On the other hand, the Project Finance debt increased by US$ 33.5 MM, which is explained by the financing of the Norvial toll road expansion. It is important to mention that the debt in the Infrastructure Area is a non-recourse debt, with guarantees and cash flows from the project itself.

DEBT (US$ thousands)	1Q2015	2Q2015	3Q2015	4Q2015	1Q2016	2Q2016	3Q2016	4Q2016
Working Capital + Leasing	398,651	459,798	525,166	421,550	427,421	386,857	396,888	380,938
Project Finance	297,079	298,386	307,522	302,936	321,330	323,308	337,238	336,439
Financing associated to GSP	-	-	-	30,113	115,966	116,458	146,627	147,821
Total	**695,729**	**758,184**	**832,687**	**754,599**	**864,717**	**826,618**	**880,753**	**865,198**

EBITDA (US$ thousands) - LTM	1Q2015	2Q2015	3Q2015	4Q2015	1Q2016	2Q2016	3Q2016	4Q2016
E&C + Real Estate + Technical Services	182,291	169,397	132,588	140,858	141,138	148,303	169,016	111,875
Infrastructure	95,020	96,992	95,521	87,210	91,556	82,567	82,291	80,868
Total	**277,311**	**266,389**	**228,110**	**228,068**	**232,694**	**230,870**	**251,307**	**192,744**

RATIOS	1Q2015	2Q2015	3Q2015	4Q2015	1Q2016	2Q2016	3Q2016	4Q2016
Debt/Ebitda (E&C + Real Estate + Technical Services)	2.19	2.71	3.96	2.99	3.03	2.61	2.35	3.41
Debt/Ebitda (Infrastructure)	3.13	3.08	3.22	3.82	4.78	5.33	5.88	5.99
Consolidated Debt/Ebitda	**2.51**	**2.85**	**3.65**	**3.31**	**3.72**	**3.58**	**3.50**	**4.49**

ıt the end of the year the debt does not include the commitments to be assumed by debt with the inclusion of these commitments. These include: US$ 52.5 MM resultin
ıtee and US$ 99.0 MM from the GSP bridge loan (net from an amortization of US$ 3(
January of this year.

DEBT (US$ thousands)	2016	Proforma
Working Capital + Leasing	380,938	380,938
Project Finance	336,439	336,439
Financing associated to GSP	147,821	299,321
Total	865,198	1,016,698

EBITDA (US$ thousands) - LTM	2016	December 2016
E&C + Real Estate + Technical Services	111,876	111,876
Infrastructure	80,868	80,868
Total	192,744	192,744

RATIOS	2016	December 2016
Debt/Ebitda (E&C + Real Estate + Technical Services)	3.41	3.41
Debt/Ebitda (Infrastructure)	5.99	7.86
Consolidated Debt/Ebitda	4.49	5.27

Maturity of Financial Debt

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Other loans	996,344	243,861	458,983	-	1,699,188
Leasing	117,302	80,878	25,127	16,856	240,163
Ferrovías & Norvial Bond Issue	46,091	37,343	83,215	533,420	967,714
Total debt S/.	1,159,737	362,082	567,325	550,276	2,907,065
Total debt US$	345,160	107,763	168,847	163,773	865,198

Currency Debt

Colombian peso
2%
Chilean peso
6%
Sol
54%
Dollars
38%

Grupo Graña y Montero
Consolidated Results Report –2016

Engineering and Construction

Financial Results (Thousands S/.)	2015	2016	Var %
Revenues	5,841,559	3,730,786	-36.1%
GROSS PROFIT	357,274	245,145	-31.4%
General Expenses	(289,144)	(251,180)	-13.1%
Other Operational Expenses	30,781	45,689	48.4%
Other Expenses	164	-	-100.0%
Profit from sale of investments in subsidiaries	-	-	0.0%
OPERATIONAL INCOME	98,747	39,654	-59.8%
Financial Expenses	(44,005)	(41,479)	-5.7%
Participation in Associates	(2,234)	17,586	-887.2%
Exchange rate difference	(74,503)	(7,122)	-90.4%
PRETAX INCOME	(21,995)	8,639	-139.3%
Taxes	(29,441)	(10,116)	-65.6%
Minority Interests	(12,943)	3,328	-125.7%
NET INCOME	(64,379)	1,851	-102.9%
EBITDA	264,636	187,976	-29.0%

Financial Ratios	2015	2016
Gross Margin	6.1%	6.6%
Operating Margin	1.7%	1.1%
Net Margin	-1.1%	0.0%
EBITDA Margin	4.5%	5.0%
Financial Debt	1,028,926	822,732
Financial Debt / EBITDA	3.9	4.4
ROE	-7.3%	0.2%

The Engineering & Construction Area registered a decrease of 36.1% in 2016, compared to the amount reported in 2015, mainly due the fewer projects under execution in GyM, Vial y Vives-DSD and Morelco, as well as to lower revenues in Stracon GyM.

Gross Profit decreased 31.4% in 2016 in line with the reduction in revenues, while the margin increased from 6.1% to 6.6% mainly explained by positive results in GyM compared to the losses reported in 2015, and in spite of lower results registered in Chile and Colombia.

Other operational expenses in 2016 include the profit from the sale of machinery and equipment, as well as a price adjustment in the purchase of Morelco, a reverse of provisions, and the extraordinary income from an agreement reached in the Collahuasi Project in Chile.

The decrease in financial expenses is the consequence of the decrease in working capital debt in the Area. Moreover, the Engineering and Construction Area registers in the line "Participation in Associates", the profit for the minority participation of GyM in the Guyana project, as well as the minority participation of GyM in Viva GyM.

Revenues (Million of S/.)
as of 2016

169
123
5,673
3,607
GMI
GyM
2015
2016

Ebitda (Million of S/.)
as of 2016

22
10
242
178
GMI
GYM
2015
2016

Net Income (Million of S/.)
as of 2016

12
3
-1
2015
2016
-77
GMI
GYM

The exchange rate stability throughout the year has generated a reduction in the exchange rate difference, going from a loss of S/.74.5 MM in 2015 to a loss of S/. 7.1 MM in 2016.

The net result of the area was a profit of S/. 1.9 MM in 2016, which represents a Net Margin of 0.1% compared to the loss registered in 2015.

EBITDA was S/. 188.0 MM in 2016, reaching an EBITDA Margin of 5.0% which is higher than the one registered in 2015.

Grupo Graña y Montero
Consolidated Results Report –2016

Capital Expenditures. Capital expenditures (CAPEX) for 2016 amounted to S/. 108.0 MM (US$ 32.2 MM), corresponding to machinery for construction as well as to the purchase of mining equipment for the mining services contracts.

Backlog. The Engineering and Construction segment reported a Backlog of US$ 1,977.9 MM as of 2016, represents a decrease of 36.8% compared to the closing of 2015 due to the elimination of the Southern Gas Pipeline (GSP) contract. The main contracts awarded during the year are: the construction contract for the expansion of Line 1 Lima Metro, as well as the awarding of the construction of schools in Colombia, and finally the construction contract for Linea Amarilla. The total Backlog will be executed as follows: US$ 858.1 MM in 2017, US$ 533.4 MM in 2017 and US$ 586.4 MM in the following years.

Backlog (Million of US$)
as of 2016

3,129
2,901
3,062
3,081
1,978
4Q15
1Q16
2Q16
3Q16
4Q16

Backlog by type of contract

Unit Prices
31%
Cost plus Fee
40%
Lump Sum
15%
EPC
14%

Grupo
Graña y Montero

Consolidated Results Report –2016

Infrastructure

The Infrastructure Area reached revenues of S/. 912.1 MM in 2016, registering a reduction of 10.9% compared to 2016. This reduction is partially offset by higher revenues in the Line 1 of the Lima Metro.

The reduction in revenues in GMP is explained by the decline in oil price, going from an average price per basket of US$ 50.9 in 2015 to US$ 41.8 per basket in 2016, as well as by a decrease in the level of daily barrels produced which decreased from 3,356 BPD in 2015 to 2,756 BPD in 2016. On the other hand, the processing levels at the Pariñas Gas Plant increased from an average of 31.7 MMCF (million cubic feet) in 2015 to 33.2MMCF in 2016.
Additionally, the revenues throughout 2016 decreased due to lower maintenance works in Survial road.

Gross Profit was impacted by the decrease in oil price, and by the lower results in Survial due to a lower quantity of maintenance works.

Financial expenses reported in 2016, were lower than the ones reported in 2015.

Financial Results (Thousands S/.)	2015	2016	Var %
Revenues	1,023,112	912,094	-10.9%
GROSS PROFIT	193,103	166,081	-14.0%
General Expenses	(39,372)	(38,770)	-1.5%
Other Operational Expenses	1,522	(1,299)	-185.3%
Other Expenses	(101)	(462)	357.4%
Profit from sale of investments in subsidiaries	-	-	0.0%
OPERATIONAL INCOME	155,152	125,550	-19.1%
Financial Expenses	(14,286)	(11,605)	-18.8%
Participation in Associates	944	1,629	72.6%
Exchange rate difference	(4,411)	3,732	-184.6%
PRETAX INCOME	137,400	119,306	-13.2%
Taxes	(37,594)	(33,699)	-10.4%
Minority Interests	(22,759)	(24,244)	6.5%
NET INCOME	77,047	61,363	-20.4%
EBITDA	297,646	271,718	-8.7%

Financial Ratios	2015	2016
Gross Margin	18.9%	18.2%
Operating Margin	15.2%	13.8%
Net Margin	7.5%	6.7%
EBITDA Margin	29.1%	29.8%
Financial Debt	1,033,922	1,130,434
Financial Debt / EBITDA	3.5	4.2
ROE	12.1%	8.8%

Revenues (Million of S/.)
as of 2016

211
127
246
389
247
216
382
GyM Ferrovías
La Chira
Canchaque
Servial
Norvial
GMP
2015
2016

Ebitda (Million of S/.)
as of 2016

95
7
2
2
69
122
91
5
3
78
99
-5
GyM Ferrovías
La Chira
Canchaque
Servial
Norvial
GMP
2015
2016

Net Income (Million of S/.)
as of 2016

18
1
8
27
17
18
1
4
32
11
-4
GyM Ferrovías
La Chira
Canchaque
Servial
Norvial
GMP
2015
2016

The impact in exchange differences was positive by S/. 3.7 MM compared to 2015.

Net Income reached S/. 61.4 MM, which represents a decrease of 20.4% compared to 2015, explained by the results described above, reaching a Net Margin of 6.7%.

EBITDA for 2016 reached S/. 271.7 MM, representing an EBITDA margin of 29.8% which was slightly higher to the margin registered in 2015.

Grupo Graña y Montero
Consolidated Results Report –2016

Capital Expenditures. Capital expenditures (CAPEX) for 2016 amounted to a S/. 141.5 MM (US$ 42.1 MM) corresponding mainly to the construction of the extension of the Norvial toll road, as well as to the investments made in Blocks III and IV from GMP.

Backlog.
The Infrastructure Area reported a Backlog of US$ 300.7 MM as of 2016, and a total of US$ 692.8 MM of recurrent businesses.

The total Backlog of the Infrastructure Segment will be executed as follows: US$ 95.6 in 2016, US$ 92.2 MM in 2017 and US$ 112.8 MM in the following years. On the other hand, the recurrent businesses will be executed as follows: US$ 203.4 MM in 2017, US$ 239.5 MM in 2017 and the remaining amount from 2018 and forward.

Backlog (Million of US$)
as of 2016

448
470
492
530
693
256
234
238
231
301
4Q15
1Q16
2Q16
3Q16
4Q16
Backlog
Recurrent Businesses

Grupo Graña y Montero
Consolidated Results Report –2016

Real Estate

Revenues in the Real Estate Area increased 90.7%, mainly explained by the sale of land from Almonte for S/. 97.0 MM in 2016 compared to S/. 12.0 MM in 2015. On the other hand, there was a higher quantity of delivered housing units which increased from 833 units in 2015 to 938 units in 2016.

There are a total of 22 projects under development, within which the main ones in housing segment are: Parques del Callao, Parque Comas, El Nuevo Rancho Project, Parques de Huancayo, Parques de Piura and a building named Klimt in San Isidro. In the office segment, Real Dos offices.

A total of 82% of the projects are been executed in Lima, whilst 18% of them are been executed in other provinces of Peru.

The Net Income increased 78.6% in comparison to 2015, closing the year 2016 in S/. 22.1 MM explained by the profit generated by the sale of land from Almonte.

EBITDA was S/. 166.7 MM in 2016, which was higher by 70.0% than the one registered in 2015 reaching an EBITDA Margin of 40.5%.

Financial Results (Thousands S/.)	2015	2016	Var %
Revenues	215,764	411,518	90.7%
GROSS PROFIT	51,754	136,539	163.8%
General Expenses	(20,521)	(28,430)	38.5%
Other Operational Expenses	1,759	838	-52.4%
Other Expenses	-	-	0.0%
Profit from sale of investments in subsidiaries	-	-	0.0%
OPERATIONAL INCOME	32,993	108,947	230.2%
Financial Expenses	(9,221)	(8,709)	-5.6%
Participation in Associates	14,888	6,850	-54.0%
Exchage rate difference	(1,675)	(2,864)	71.0%
PRETAX INCOME	36,985	104,223	181.8%
Taxes	(7,649)	(27,054)	253.7%
Minority Interests	(16,959)	(55,064)	224.7%
NET INCOME	12,377	22,105	78.6%
EBITDA	98,029	166,664	70.0%

Financial Ratios	2015	2016
Gross Margin	24.0%	33.2%
Operating Margin	15.3%	26.5%
Net Margin	5.7%	5.4%
EBITDA Margin	45.4%	40.5%
Financial Debt	251,942	222,997
Financial Debt / EBITDA	2.6	1.3
ROE	2.5%	3.6%

Revenues (Million of S/.) as of 2016

216
412
2015
2016

Ebitda (Million of S/.) as of 2016

98
167
2015
2016

Net Income (Million of S/.) as of 2016

12
22
2015
2016

243
339
544
366
471
533
90
146
179
523
4Q15
1Q16
2Q16
3Q16
4Q16
Delivered Housing Units
Sold Housing Units

Grupo Graña y Montero
Consolidated Results Report - 2016

Capital Expenditures. Capital Expenditures (CAPEX) in 2016 amounted to S/. 49.7 MM (US$ 14.8MM) explained by the purchase of a piece of land in the district of San Isidro.

Backlog.

The Real Estate Segment reported a Backlog of US$ 95.9 MM as of 2016. The main projects included in the Backlog are El Rancho, Klimt building in San Isidro, Parque Comas, Real 2 Offices, within others.

The total Backlog of the Real Estate Segment will be executed as follows: US$ 88.2 MM in 2017, US$ 6.4 MM in 2018 and the rest in the remaining years.

Backlog (Million of US$)
as of 2016

111
146
144
145
96
4Q15
1Q16
2Q16
3Q16
4Q16

Grupo Graña y Montero
Consolidated Results Report –2016

Technical Services

Revenues for the Technical Services Segment in 2016 were S/. 1,419.0 MM which is higher by 23.2% than the ones registered in 2015, mainly explained by a higher volume of operations in Chile, as well as by the consolidation of Adexus since August.

Gross Profit increased by 7.0% with respect to 2015, nonetheless the Gross Margin reduced from 15.5% to 13.4% explained by lower margins in Adexus y CAM.

General Expenses of the Area reduced by 6.7% generating an increase in the Operational Income.

Additionally, the "Other Operational Expenses" account, includes the reversion of liabilities related to the acquisition of CAM.

The Operational Income increased from S/. 70.3 MM to S/. 74.7 MM reaching an Operating Margin of 5.3%, which is higher than the one registered in 2015.

The Financial Expenses reported in 2015 include the increase in debt due to the consolidation of Adexus.

Financial Results (Thousands S/.)	2015	2016	Var %
Revenues	1,151,621	1,419,011	23.2%
GROSS PROFIT	178,163	190,677	7.0%
General Expenses	(114,928)	(107,209)	-6.7%
Other Operational Expenses	15,147	4,461	-70.5%
Other Expenses	171	(241)	-240.7%
Profit from sale of investments in subsidiaries	(8,289)	-	-100.0%
OPERATIONAL INCOME	70,264	74,741	6.4%
Financial Expenses	(20,194)	(27,996)	38.6%
Participation in Associates	589	360	-38.9%
Exchange rate difference	(9,913)	1,147	-111.6%
PRETAX INCOME	40,746	48,251	18.4%
Taxes	6,127	(19,282)	-414.7%
Minority Interests	(6,594)	(2,699)	-59.1%
NET INCOME	40,278	26,270	-34.8%
EBITDA	113,197	136,879	20.9%

Financial Ratios	2015	2016
Gross Margin	15.5%	13.4%
Operating Margin	6.1%	5.3%
Net Margin	3.5%	1.9%
EBITDA Margin	9.8%	9.6%
Financial Debt	157,881	234,224
Financial Debt / EBITDA	1.4	1.7
ROE	20.8%	9.4%

Revenues (Million of S/.)
as of 2016

563
335
0
254
744
263
114
298
CAM
Concar
Adexus
GMD
2015
2016

Ebitda (Million of S/.)
as of 2016

35
39
0
39
51
27
8
51
CAM
Concar
Adexus
GMD
2015
2016

Net Income (Million of S/.)
as of 2016

15
20
5
0
10
14
7
-5
CAM
Concar
Adexus
GMD
2015
2016

The minority participation of CAM in projects that are not consolidated are reported in the line "Participation in Associates".

The impact in exchange rate difference reflects a profit of S/. 1.1 MM unlike the loss of S/. 9.9 MM registered in 2015, due to the currency stability throughout 2016.

Net income for 2016 was S/. 26.3 MM, which is lower compared to 2015 reaching a Net Margin of 1.9%.

EBITDA in 2016 was S/. 136.9 MM, with an EBITDA Margin of 9.6% which is similar to the one registered in 2015.

Grupo Graña y Montero
Consolidated Results Report –2016

<u>Capital Expenditures.</u> Capital Expenditures (CAPEX) in 2016 amounted to S/. 59.5 MM (US$ 17.7 MM), which mainly corresponds to the electric services and information technology businesses.

<u>Backlog.</u>

The Technical Segment reported a Backlog of US$ 857.8 MM as of 2016. The main contracts awarded during 2016 were for the services of comprehensive operations for Edelnor for US$ 48.0 MM, as well as an electrical services contract for Electricaribe for US$ 63.0 MM and finally the contract for the service management and road maintenance of Chuqibambilla and Chinchaypuijio for US$ 99.6 MM.

The total Backlog of the Technical Services Segment will be executed as follows: US$ 381.5 MM in 2017, US$ 240.2 MM in 2018 and the remaining in the following years.

Backlog (Million of US$)
as of 2016

613
850
794
838
858
4Q15
1Q16
2Q16
3Q16
4Q16

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure						Real Estate	Technical Services

Financial Results (Thousands of S/.)	GYM	GMI	GMP	NORVIAL	SURVIAL	CANCH	GYM FERROVIAS	LA CHIRA	Viva GyM	GMD	ADEXUS	CONCAR	CAM
													HOLD SPA
Revenues	3,607,473	123,313	382,211	216,260	29,745	8,703	247,040	18,459	411,518	297,941	114,045	262,720	653,450
GROSS PROFIT	223,352	21,793	42,129	72,404	(2,562)	4,479	42,474	5,698	136,539	49,204	15,791	45,334	76,059
General Expenses	(235,055)	(16,125)	(14,848)	(5,707)	(2,333)	(1,917)	(12,951)	(787)	(28,430)	(24,233)	(17,933)	(24,900)	(46,617)
Other Operational Expenses	44,586	1,103	(1,898)	125	2	-	10	-	838	104	57	135	4,055
Profit from sale of investment	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL INCOME	32,883	6,771	25,383	66,822	(4,893)	2,562	29,533	4,911	108,947	25,075	(2,326)	20,569	33,497
Financial Expenses	(40,690)	(789)	(8,627)	(3,134)	(8)	(863)	977	68	(8,709)	(9,025)	(5,561)	(62)	(12,580)
Participation in Associates	17,586	-	1,629	-	-	-	-	-	6,850	-	-	-	360
Exchange rate difference	(6,378)	(744)	811	(106)	(740)	(138)	4,250	(20)	(2,864)	(733)	257	230	1,551
PRETAX INCOME	3,401	5,238	19,196	63,582	(5,641)	1,561	34,760	4,960	104,223	15,317	(7,630)	20,737	22,828
Taxes	(8,516)	(1,600)	(5,872)	(16,262)	1,741	(671)	(10,904)	(1,433)	(27,054)	(7,466)	2,505	(6,723)	(8,164)
Minority Interests	3,714	(386)	(2,664)	(15,616)	0	(0)	(5,964)	-	(55,064)	(859)	460	358	(3,282)
NET INCOME	(1,401)	3,252	10,660	31,704	(3,900)	890	17,892	3,527	22,105	6,992	(4,666)	14,372	11,382

Amortization	8,393	1,104	42,857	10,675	0	0	42	0	235	9,196	4,498	499	4,841
Depreciation	119,476	1,763	29,611	188	167	26	31	2	5,390	16,506	5,713	5,893	13,624

EBITDA	178,338	9,638	99,480	77,685	(4,726)	2,588	90,546	4,913	166,664	50,778	7,885	26,961	51,255

Appendix: Balance Sheet per Company

Figures in Thousands of S/.

	Engineering & Construction		Infrastructure						Real Estate	Technical Services

Balance Sheet	GYM	GMI	GMP	NORVIAL	SURVIAL	CANCH	GYM FERROVIAS	LA CHIRA	Viva GyM	GMD	ADEXUS	CONCAR	CAM
													HOLD SPA
Cash and Cash Equivalents	87,294	6,249	35,396	95,418	10,444	4,136	139,414	3,230	58,892	8,065	8,637	15,846	20,245
Other Current Assets	2,484,151	65,227	161,658	12,420	34,689	2,642	157,494	17,641	1,058,173	133,342	99,772	138,356	288,180
Current Assets	2,571,445	71,476	197,054	107,838	45,133	6,778	296,908	20,871	1,117,065	141,407	108,408	154,202	308,425

Non Current Assets	1,183,414	14,794	360,969	467,449	5,050	154	857,368	8,310	113,595	113,590	133,116	34,835	128,973

Total Assets	3,754,859	86,270	558,023	575,287	50,183	6,932	1,154,276	29,181	1,230,660	254,997	241,524	189,037	437,398
											-
Borrowings	576,033	384	82,063	-	-	-	-	-	206,456	25,150	52,662	3,014	73,431
Other Current Liabilities	1,948,542	50,501	85,510	49,721	10,847	1,478	92,064	1,926	309,326	142,959	87,687	76,468	176,160
Current Liabilities	2,524,575	50,885	167,573	49,721	10,847	1,478	92,064	1,926	515,782	168,109	140,349	79,482	249,591

Borrowings	245,966	349	80,657	0	0	0	0	0	16,541	12,099	25,504	2,510	35,479
Other Non Current Liabilities	180,602	0	22,307	339,661	0	493	934,185	23,728	87,638	14,160	18,006	44,373	54,398
Non Current Liabilities	426,568	349	102,964	339,661	-	493	934,185	23,728	104,179	26,259	43,510	46,883	89,877

Total Liabilities	2,951,143	51,234	270,537	389,382	10,847	1,971	1,026,249	25,654	619,961	194,368	183,859	126,365	339,468

Equity attributable to controlling interest in the Company	687,393	31,326	266,532	124,556	39,332	4,959	96,020	3,527	234,449	53,095	52,493	62,514	67,448
Non-controlling Interest	116,322	3,710	20,954	61,349	4	2	32,007	-	376,250	7,535	5,173	158	30,482
Total Equity	803,715	35,036	287,486	185,905	39,336	4,961	128,027	3,527	610,699	60,630	57,665	62,672	97,930

Total Liabilities and Equity	3,754,859	86,270	558,023	575,287	50,183	6,932	1,154,276	29,181	1,230,660	254,998	241,524	189,037	437,398

Appendix: Backlog Report to December 2016

Figures in Thousands of US$

Company	Initial Backlog	Executed Backlog	New Requests					Total Backlog	Annual Backlog
	Inicial	Ejecutado	TOTAL	1Q - 2016	2Q - 2016	3Q - 2016	4Q - 2016	Total	2017	2018	2019+
GyM	1,734,335	525,536	-354,528	48,837	286,062	108,836	-798,263	854,271	500,304	271,180	82,788
STRACON GYM	1,147,838	363,761	36,169	7,110	11,873	11,901	5,285	820,246	211,773	156,138	452,334
VyV-DSD	37,831	53,743	61,585	7,932	-2,515	63,741	-7,573	45,673	45,673	0	0
MORELCO	163,804	96,222	132,289	663	96,089	58,959	-23,424	199,871	67,300	81,275	51,295
CAM PERU	11,362	16,170	5,305	3,871	1,356	-237	314	496	337	150	9
GMI	34,261	36,700	59,777	5,301	13,453	8,811	32,212	57,338	32,724	24,614	0
ENGINEERING & CONSTRUCTION	3,129,431	1,092,132	-59,404	73,714	406,318	252,012	-791,449	1,977,896	858,111	533,358	586,427
SURVIAL	24,205	8,853	25,466	2,263	2,134	2,112	18,957	40,819	22,501	9,022	9,296
CANCHAQUE	15,227	2,590	3,680	686	594	378	2,022	16,317	10,367	2,950	3,000
LA CHIRA	5,308	5,494	3,071	-1,197	3,178	857	233	2,885	933	961	990
LINEA 1 METRO DE LIMA	211,758	73,524	102,461	-4,164	23,112	9,581	73,933	240,696	61,954	79,261	99,481
INFRASTRUCTURE	256,498	90,460	134,679	-2,412	29,018	12,928	95,144	300,716	95,755	92,194	112,767
VIVA GYM	111,038	122,476	107,290	45,160	18,412	11,359	32,358	95,852	88,118	6,433	1,300
REAL ESTATE	111,038	122,476	107,290	45,160	18,412	11,359	32,358	95,852	88,118	6,433	1,300
GMD	119,427	88,673	94,978	24,433	20,204	22,086	28,255	125,732	62,877	36,439	26,415
ADEXUS	0	33,942	106,546	0	0	81,970	24,576	72,604	34,922	18,852	18,830
CONCAR	128,742	78,190	167,691	117,193	7,324	6,216	36,958	218,243	97,030	51,160	70,054
CAM	364,867	221,519	297,864	172,500	12,813	51,754	60,797	441,211	186,651	133,718	120,843
TECHNICAL SERVICES	613,036	422,325	667,079	314,126	40,341	162,026	150,586	857,790	381,480	240,169	236,142
Eliminations	-72,196	-48,367	-71,049	-36,693	3,329	2,632	-40,317	-94,878	-32,354	-31,576	-30,948
TOTAL	4,037,807	1,679,025	778,595	393,896	497,419	440,957	-553,677	3,137,376	1,391,110	840,577	905,688

Appendix: Recurrent Businesses Report to December 2016

Figures in Thousands of US$

Company	Initial	Executed	New Requests					Total	Annual
			TOTAL	1Q - 2016	2Q - 2016	3Q - 2016	4Q - 2016		2017	2018	2019+
GMP	327,080	113,753	261,163	18,586	55,699	29,359	157,519	474,490	139,881	156,637	177,972
NORVIAL	147,274	64,363	160,716	46,609	11,107	51,818	51,182	243,627	71,977	91,261	80,388
Eliminations	-26,117	-54,973	-54,169	-10,657	-444	-19,806	-23,260	-25,313	-8,438	-8,438	-8,438
TOTAL	448,237	448,237	448,237	448,237	448,237	448,237	448,237	448,237	448,237	448,237	448,237

TOTAL	4,486,044	1,802,169	1,146,305	448,434	563,780	502,327	-368,237	3,830,180	1,594,531	1,080,038	1,155,611

Grupo Graña y Montero
Consolidated Results Report –2016

Appendix: Corporate Structure

Figures in Thousands of S/.

Grupo Graña y Montero
Graña y Montero Engineering & Construction
GyM
Construction services
STRACON
Contract mining services
VIAL Y VIVES-DSD
Engineering and Construction services in Chile
GMI
Engineering services
MORELCO
Engineering and Construction services for Oil&Gas industry in Colombia
Graña y Montero Infrastructure
NORVIAL
Toll-road concession
SURVIAL
Toll-road concession
CANCHAQUE
Toll-road concession
FERROVÍAS
Mass transit system concession
CHIRA
Water plant concession
GMP
O&G production, gas processing & fuel storage
VESUR
Highway concession
COGA
Operation and maintenance of gas pipelines
Graña y Montero Real Estate
VIVA
Real Estate development
ALMONTE
Land parcels
Graña y Montero Technical Services
GMD
IT services
CONCAR
Operation and maintenance of infrastructure assets
CAM
Electricity networks services
ADEXUS
IT services

Grupo Graña y Montero
Consolidated Results Report –2016

Appendix: Notes to the Consolidated Results

i) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added. We previously reported the EBITDA calculated as operational income plus depreciation and amortization.

As mentioned on the Consolidated Results Report for the third quarter of 2013, we will report EBITDA calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima EBITDA : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

ii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction and Technical Services will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

iii) ROE

For the ROE calculation in the intermediate quarters, the net profit considered is the one for the last twelve months (LTM)

- (LTM Net Profit divided by Total Equity)

iv) Gross Debt / EBITDA ratio

For the Gross Debt/Ebitda ratio calculation, the EBITDA considered is the one for the last twelve months (LTM)

- (Gross Debt divided by LTM EBITDA)

v) Net Debt / EBITDA ratio

For the Net Debt/Ebitda ratio calculation, the EBITDA considered is the one for the last twelve months (LTM)

- (Net debt, equal to Gross Debt minus Cash, divided by LTM EBITDA)

/s/ Claudia Drago Morante
___________________________

Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

January 31, 2017